SPL
Innovate·Adapt·Excel

04024610

FILE NO.
82 - 34708

April 20, 2004

**VIA FEDERAL EXPRESS**

SEC MAIL PROCESSING
RECEIVED
APR 21 2004
WASH. D.C. 208 SECTION

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Press Release titled: "Cobb Energy Selects SPL's CorDaptix™ Billing and Customer Care System to Serve Customers and Deregulated Business Partners", dated April 8, 2004; and
2. Notice of Annual Meeting of Shareholders and Invitation to Nominate Directors of SPL WorldGroup B.V., dated April 14, 2004.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

dlw 4/28

RVZ:alk
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cc: Robert A. Zuccaro, Esq.

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SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com

FILE NO.
82 - 34708



# News : Press Releases

To learn more about SPL WorldGroup, or to request a full media kit, please contact:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

## Cobb Energy Selects SPL's CorDaptix™ Billing and Customer Care System to Serve Customers and Deregulated Business Partners

**April 8, 2004, San Francisco, CA** — SPL has announced that Cobb Energy, a for-profit affiliate of Cobb Electric Membership Cooperative, has selected its CorDaptix™ billing and customer care system to serve more than 250,000 customers in five counties north of Atlanta, Georgia. Cobb Energy also acts as an application service provider for customer care and billing capabilities and a third-party reseller of related services to several other companies.

After successful implementation, the CorDaptix solution will be prepared to support the customer care and billing needs for all of Cobb Energy clients and position them to provide ASP services for other Utilities in the future. "Cobb Energy provides over a dozen products to our rapidly growing member base in the Georgia marketplace," said Bob Arnett, Manager of IT for Cobb Energy. "While we have had success in adapting our existing systems to an increasing number of products and services, we recognized that we needed a more strategic and cost-effective platform going forward."

After a comprehensive evaluation of CIS vendors, Cobb Energy selected SPL's CorDaptix product based on a number of critical factors including: robust functionality, system flexibility, ease of use, lifecycle cost, and overall risk mitigation.

According to David Johnson, Manager of Customer Service, Billing, and Meter Reading for Cobb Energy, "With CorDaptix, approximately 90% of our requirements were satisfied 'out of the box.' We are excited to begin the implementation work with SPL and our other partners. We are expecting many years of functional and economic benefits from our new customer care system."

Cobb Energy will use CorDaptix to serve residential customers who

purchase electricity, natural gas, local and long distance telephone service, Internet service, home heating/cooling tests, outage notification, satellite television, surge protection, tree trimming/removal, and security services. Cobb Energy will also use CorDaptix to serve its business customers, who desire additional services such as bill management and facility monitoring.

"Cobb Energy has both cooperative and for-profit arms," noted Dave Mulit, SPL's General Manager for the Americas. "Their customer base is diverse, and they offer a remarkable set of services. They asked for a customer care and billing product with wide and deep functionality that was, at the same time, easy and fast to use. We're proud that Cobb Energy selected CorDaptix and look forward to a rapid implementation and long partnership in the future."

Mulit noted that Cobb Energy is the third U.S. cooperative to select CorDaptix. Rappahannock Electric Cooperative went live with the product at the end of 2002. Lee County Electric, a 165,000-member Florida cooperative, has also selected and is currently implementing SPL's CorDaptix.

**About Cobb**
Cobb Electric Membership Corporation is an electric cooperative serving reliable electric energy to more than 170,000 member consumers in five north metro Atlanta counties. Cobb Energy Management Corporation is a for-profit affiliate of Cobb EMC serving Cobb EMC members and others; as an equity partner in Allied Utility Network, it markets residential products and services under the brand name HomeVantage® and commercial products and services under the brand name, Provanta®.

**About SPL WorldGroup**
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

**About CorDaptix™**
SPL's CorDaptix solution is the innovative, adaptable and fully

FILE NO.
82 - 34708

upgradeable customer care and billing product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give customer service representatives the immediate information access they need to serve and retain customers.

82 - 34708

**Notice of Annual Meeting of Shareholders and Invitation to Nominate Directors of SPL WorldGroup B.V.**

The Annual Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the office of Company, Leidsekade 98, 1017 PP Amsterdam, The Netherlands, on Monday, May 31, 2004 at 10 A.M., Netherlands time.

At the meeting, the Shareholders shall vote for (i) the election of directors; and (ii) such other matters stated in the Agenda of the meeting, which shall be provided to the Shareholders prior to the meeting.

As required by Section 2.4 of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement"), the Shareholders of the Company are invited to nominate persons for election (or continuation) as Inside Directors and Outside Directors. Only Shareholders, or a group of Shareholders owning directly or indirectly 1% or more of the issued and outstanding common shares of the Company, are entitled to nominate persons for election as Directors, except for the Designated Director, who is nominated by the holders of the Series A Preferred and the Series B Preferred (collectively, the "Preferred Stock"). As of the date of this Notice, 1% of the outstanding common shares of the Company equals 116,975 shares, par value NLG 0.12 per share.

Nominations must be in writing, signed by the nominating Shareholder and the person being nominated. All nominations must be received by the Company, Attention: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, California 94105 USA, no later than Friday, April 30, 2004. Nominations may be sent by fax to (+1) 415-974-8966. A nomination form accompanies this Notice.

As defined in the Shareholders Agreement, an "Inside Director" means a director who either (i) is an employee of the Company or any of its subsidiaries; or (ii) is a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company; or (iii) has (either alone or together with other members of his family) control of, or is the spouse, parent or lineal descendant of, a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company. An "Outside Director" means a director who is not the chief executive officer of the Company, an Inside Director or the Designated Director. In accordance with the Shareholders Agreement, a Shareholder may not nominate or join in nominating more than two persons for election as Inside Directors, nor more than one person for election as an Outside Director.

A list of the director nominees and a detailed agenda of the matters to be considered at the meeting will be sent to each Shareholder at least 15 days prior to the meeting. The Agenda will be accompanied by a proxy form for the convenience of those Shareholders that do not plan on attending the meeting.

Dated: April 14, 2004

Richard V. Zolezzi
Senior Vice President and General Counsel

82 - 34708

# Annual Meeting
# of
# Shareholders of SPL WorldGroup B.V.

## To be held on May 31, 2004

## NOMINATION OF DIRECTORS

We hereby nominate the following candidate(s) for election (or continuation) to the Board of SPL WorldGroup B.V.:

| | Name of Inside Director Candidate(s) | Signature of Candidate(s) |
|---|---|---|
| 1. | | |
| 2. | | |

| | Name of Outside Director Candidate | Signature of Candidate |
|---|---|---|
| 1. | | |

**Nominated by:** **Signature:**

_________________________ _________________________

_________________________ _________________________

Note: Nominations are to be sent to: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, California 94105 USA, for receipt no later than Friday, April 30, 2004. Fax no. (+1) 415-974-8966. If difficulties are experienced with the fax transmission, please call (+1) 415-357-4767.